TOMBSTONE CARDS, INC.
                              5380 Highlands Drive
                               Longmont, CO 80503






Mr. Joshua Ravitz
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Ravitz:

The undersigned, Tombstone Cards, Inc., a Colorado corporation (the "Registrant"), has filed a Registration Statement on Form SB-2 (No. 333-138184) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on August 10, 2007 or as soon thereafter as is possible.

                                      Tombstone Cards, Inc.



                                      By: /s/ John N. Harris
                                          John N. Harris
                                          President